October 13, 2008
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Williams Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 1-4174
Dear Mr. Owings:
     On behalf of The Williams Companies, Inc. (“Williams”), I am writing in response to your letter dated September 23, 2008, setting forth the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Annual Report on Form 10-K filed February 26, 2008. For your convenience, I have reproduced the full text of the Staff’s comment above our response below.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Gas Marketing Services, page 63
1.	We have reviewed your response to comment 1 in our letter dated July 31, 2008. Please further explain how you determined that the Gas Portfolio Transfer Agreement enabled you to offset all gains and losses on your Gas Portfolio prior to the transfer of these contracts to the acquiror. In doing so, please tell us in detail how your reciprocal transactions meet the definition of a derivative in paragraph 6 of SFAS 133. Please also tell us if you filed the Gas Portfolio Transfer Agreement as an exhibit to any of your filings and, if not, clarify why you determined the exhibit should not be filed and supplementally provide us with a copy of this transfer agreement.

We are a party to certain existing physical and financial gas transactions with various third parties (the “Old Transactions”). We had previously determined that each of these Old Transactions is a derivative under SFAS No. 133, “Accounting for Derivatives and Hedging Activities.” On December 21, 2007, we entered into the Gas Portfolio Transfer Agreement (the “Transfer Agreement”) with a different third party (the “Transferee”). The objective of the Transfer Agreement was to assign or novate the Old Transactions to the Transferee. We are supplementally providing to you in paper format only a copy of the Transfer Agreement and the related Master Confirmations and hereby request, pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, the return of such documents following the completion of your review.

Mr. Owings
October 13, 2008

Because the approvals and consents required to execute a legal assignment or novation take some time to accomplish, the parties to the Transfer Agreement executed new derivatives (the “Back-to-Back Transactions”) on the date of the Transfer Agreement that mirror the terms of the Old Transactions. For example, if an Old Transaction requires us to sell natural gas at a particular price and location to our counterparty, the related Back-to-Back Transaction requires us to purchase the same quantity of gas at the same price and location from the Transferee. The result is that the Transferee sells natural gas at the price and location required by the Old Transaction. The Back-to-Back Transactions were documented through a series of executed Master Confirmations subject to the terms of an International Swaps and Derivatives Association (ISDA) Master Agreement. As consideration for entering into the Transfer Agreement, we paid the Transferee $9.4 million, which was a negotiated amount reflective of the net market value at the time of all of the Back-to-Back Transactions.
Each Back-to-Back Transaction has terms and conditions that mirror the terms and conditions of an Old Transaction, which we had previously deemed to be a derivative. The Back-to-Back Transactions (like the Old Transactions) consist of the following:
•	Physical Forward Gas Sales

•	Financial Gas Basis Swaps

•	Financial Gas Fixed Price Swaps

•	Financial Gas Options (Puts and Calls)
Each of these four types of contracts includes the fundamental characteristics of a derivative as defined by paragraph 6 of SFAS 133. Each of the four:
a.	Has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b.	Requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Requires or permits net settlement, can readily be settled net by a means outside the contract, or provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.
Thus, we have continued to account for the Old Transactions as derivatives and also account for the new Back-to-Back Transactions as derivatives; both groups of transactions are recorded at fair value with changes in fair value recorded to earnings. The earnings impact of the Back-to-Back Transactions offsets the earnings impact of the Original Transactions. We continue to report the fair value of each of the transactions as derivative assets and liabilities on our balance sheet. When arrangements are completed to assign or novate Old Transactions to the Transferee, the corresponding Back-to-Back Transactions will terminate simultaneously with the assignment or novation.
Pursuant to Item 601(b)(10) of Regulation S-K, the Transfer Agreement would have to be filed as an exhibit (i) if it were not made in the ordinary course of Williams’ business and is material to Williams (Item 601(b)(10)(i)), or (ii) if it were the type of contract that ordinarily accompanies Williams’ business and Williams’ business is either “substantially dependent” on it (Item 601(b)(10)(ii)(B)) or it involved consideration exceeding 15 percent of Williams’ assets (Item 601(b)(10)(ii)(C)). We did not file the Transfer Agreement as an exhibit to our Form 10-K for the Fiscal Year Ended December 31, 2007, as we do not believe that the Agreement is required to be filed by any of these provisions.

Mr. Owings
October 13, 2008

As an initial matter, on a quantitative basis, consideration paid to the counterparty for execution of the Transfer Agreement was $9.4 million, compared to total Williams 2007 revenues of $10.6 billion, segment profit of $2.2 billion, and net income of $990 million. The Transfer Agreement created derivative assets of $166 million and derivative liabilities of $156 million, compared to December 31, 2007, total assets of $25.1 billion and total liabilities of $18.7 billion.
In addition, in the ordinary course of its ongoing business and risk management programs, Williams often executes the types of derivative transactions entered into pursuant to the Transfer Agreement. We do not believe there is anything qualitatively material about the Transfer Agreement that would make it of particular interest to an investor in Williams securities and Williams’ business is certainly not “substantially dependent” on it. Even if the Transfer Agreement were to be considered not to be made in the ordinary course of Williams’ business, we believe the same quantitative and qualitative factors support our conclusion that the Transfer Agreement is not material to Williams and is not required to be filed by Item 601(b)(10).
          Finally, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:
The adequacy and accuracy of the disclosure in the filing is the responsibility of The Williams Companies, Inc. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing. The Williams Companies, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to contact me with any further questions or comments at One Williams Center, Tulsa, OK 74172, or by telephone at (918) 573-3437.
Very truly yours,

/s/ Ted T. Timmermans
Ted T. Timmermans
Vice President Controller and
Chief Accounting Officer